FBR Capital Markets & Co.
1001 19th Street North
Arlington, Virginia 22209
February 1, 2011
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Erin Magnor

Re:	Imperial Holdings, Inc. Registration Statement No. 333-168785
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters, wish to advise you that the following preliminary prospectuses dated January 20, 2011 (contained in the above-named Registration Statement) have been distributed between January 20, 2011 and the date hereof:

Class	Quantity
Underwriters	2
Securities Dealers	0
Domestic Institutional Investors	1,776
Retail	2,650

Total	4,428
     We confirm that we, in our capacity as representative of the several underwriters of the offering, are aware of our obligations under and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of Imperial Holdings, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective under Rule 430A at 4:00 p.m. (Eastern time) on February 3, 2011, or as soon as possible thereafter.

     Thank you for your assistance in this matter.

Very truly yours, FBR CAPITAL MARKETS & CO.
By:	/s/ Paul Dell’Isola
Name:	Paul Dell’Isola
Title:	Sr. Managing Director, Co-Head of Capital Markets

2